Exhibit 99.5

NICE Satmetrix Releases US Net Promoter Score Benchmarks for 2018,
Revealing Customer Loyalty Leaders in 23 Industries

The co-creator of the NPS metric provides robust, data-driven insights into brand loyalty and customer satisfaction to support smart goal-setting and reveal competitive pressures

Hoboken, N.J., June 12, 2018 – NICE (Nasdaq: NICE) today announced the release of the 19th annual NICE Satmetrix US Consumer Net Promoter Score® (NPS®) Benchmarks. The annual reports by NICE Satmetrix, the co-creator of the NPS metric, provide data-driven insights into brand loyalty, customer satisfaction and trends for dozens of companies across a wide range of industries as well as in customer loyalty for leading US brands.

The NICE Satmetrix US Consumer NPS Benchmarks are the product of the world’s most robust customer feedback database. This year’s data set alone includes more than 62,000 ratings collected from over 20,000 consumers. The responses covered 188 individual brands in 23 industry sectors, including banking, financial services, insurance, retail, telecommunications, travel, hospitality and more. Delivered online in an interactive format, the data constituting the benchmarks report can be segmented and analyzed for drivers of customer satisfaction across age, customer tenure, spend, industry-specific attributes and more. The study provides six years of historical data for in-depth trend analyses.

The benchmarks complement the industry-leading customer feedback management software at the core of NICE Satmetrix. Companies use NICE Satmetrix software to measure varying types of customer feedback and act on the resulting insights to drive improvements in loyalty. The NPS benchmarks help guide companies with planning and goal-setting for their customer experience programs.

A slight overall upward trend in NPS was seen in the benchmark this year, although the relative loyalty rankings for industries remain very stable. Department and specialty stores, for example, continue to earn the highest loyalty scores, while internet service providers, the only industry with a negative average score, earned the lowest. Some long-time leaders continued to retain their position at the top of their industry, such as in the travel industry, while other industries show year-over-year volatility in loyalty leaders as seen, for example, in online entertainment.

By accessing the rich data available in the annual NICE Satmetrix benchmarking reports, companies can confidently set data-driven performance targets specific to their industry. An annual subscription to the benchmark data also provides access to online NPS best-practice training, offering expert instructions to go along with data-driven insights. NICE Satmetrix supports its software clients in their customer experience programs by providing access to these resources directly from the application. To purchase the reports, please click here.

Miki Migdal, President, NICE Enterprise Group said “NPS averages are on the rise, which we believe is a direct result of today’s market leaders differentiating themselves by delivering the best possible experience throughout the entire customer journey. We’re proud of our many customers who achieve impressive results by using our software to collect feedback and act on insights provided by leading-edge analytics. Our clients tell us that their customers judge them against standards set by companies in other industries. This means that innovators are creating moving targets for the rest of us, so, collectively, they’re raising the bar.  We invite companies wishing to improve their position to use our software to help them excel, and to turn to our benchmarks to give them insights in support of their all-important mission to improve customer loyalty.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks. et Promoter Score, Net Promoter, and NPS are trademarks of NICE Systems, Inc., Bain and Company, Inc., and Fred Reichheld.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Simon, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.